UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 16, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Acacia Communications, Inc.

File No. 333-208680 - CF#36571

      Acacia Communications, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on December 21, 2015.

      Based on representations by Acacia Communications, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

            Exhibit 10.19   through August 6, 2022

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                              Vanessa A. Countryman
                               Secretary